UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

MedAvail Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58406B103
(CUSIP Number)

Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
124,507,268 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
124,507,268 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,507,268 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.1% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) below relating to the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on the sum of: (i) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the Securities Exchange Commission (the “SEC”) on May 18, 2023 (the “Form 10-Q”), plus (ii) 89,902,752 shares of Common Stock subject to the warrants to purchase shares of Common Stock (the “Warrants”) that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
124,507,268 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
124,507,268 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,507,268 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.1% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on the sum of: (i) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Form 10-Q, plus (ii) 89,902,752 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,225,170 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,225,170 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,225,170 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Form 10-Q, plus (ii) 1,250,158 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Strategic Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
4,094,288 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
4,094,288 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,094,288 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Form 10-Q, plus (ii) 755,146 shares of Common Stock subject to the Warrants issued to Redmile Strategic Master Fund, LP that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
106,479,817 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
106,479,817 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,479,817 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Form 10-Q, plus (ii) 87,382,021 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. that are exercisable within 60 days of the date of this filing.

This amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the original Schedule 13D filed with the SEC on November 27, 2020, which was previously amended and supplemented by that amendment No. 1 to Schedule 13D filed with the SEC on November 29, 2021, by that amendment No. 2 to Schedule 13D filed with the SEC on January 14, 2022, by that amendment No. 3 to Schedule 13D filed with the SEC on April 6, 2022, by that amendment No. 4 to Schedule 13D filed with the SEC on July 6, 2022, and that amendment No. 5 to Schedule 13D filed with the SEC on March 15, 2023 (collectively, the “Prior Schedule 13D”), by some or all of Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., RedCo I, L.P. and RedCo II Master Fund, L.P., relating to the common stock, $0.001 par value per share (the “Common Stock”), of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 6, the Prior Schedule 13D is unchanged.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 3,975,012 shares of Common Stock and warrants to purchase 1,250,158 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 1,129,184 shares of Common Stock and warrants to purchase 343,973 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 3,339,142 shares of Common Stock and warrants to purchase 755,146 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P., and (ix) 19,097,796 shares of Common Stock and warrants to purchase 87,382,021 shares of Common Stock held by RedCo II Master Fund, L.P. (“RedCo II”).

Redmile is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D:

(i) the percent of class beneficially owned by Redmile and Mr. Green is calculated based on the sum of: (x) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Form 10-Q, plus (y) 89,902,752 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing;

(ii) the percent of class beneficially owned by Redmile Capital Fund, L.P. is calculated based on the sum of: (x) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Form 10-Q, plus (y) 1,250,158 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing;

(iii) the percent of class beneficially owned by Redmile Strategic Master Fund, LP is calculated based on the sum of: (x) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Form 10-Q, plus (y) 755,146 shares of Common Stock subject to the Warrants issued to Redmile Strategic Master Fund, LP that are exercisable within 60 days of the date of this filing;

(iv) the percent of class beneficially owned by RedCo II Master Fund, L.P. is calculated based on the sum of: (x) 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Form 10-Q, plus (y) 87,382,021 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. that are exercisable within 60 days of the date of this filing.

(b)	Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 124,507,268

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 124,507,268

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 124,507,268

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 124,507,268

Redmile Capital Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,225,170

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,225,170

Redmile Strategic Master Fund, LP:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 4,094,288

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 4,094,288

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 106,479,817

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 106,479,817

(c) The information in Item 3 above and Item 6 below relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The paragraphs under the heading “Issuance of Series A Warrant to Purchase Common Stock” is hereby added after the last paragraph in Item 6 of the Prior Schedule 13D:

Issuance of Series A Warrants to Purchase Common Stock

On June 16, 2023, the Issuer issued the Series A Warrants to purchase up to an aggregate of 38,916,562 Series A Warrant Shares to RedCo II. The issuance of the Series A Warrants under the Purchase Agreement was subject to stockholder approval under the applicable rules of The Nasdaq Stock Market LLC, which was obtained at the annual meeting of the Issuer’s stockholders held on June 14, 2023.

The Series A Warrants entitle RedCo II to purchase up to an aggregate of 38,916,562 Series A Warrant Shares at an exercise price equal to $0.385440 per share. The Series A Warrants will be exercisable by the holder at any time on or after the issuance date until the expiration of the five-year term that expires on June 16, 2028.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: June 21, 2023	/s/ Jeremy C. Green
JEREMY C. Green

Dated: June 21, 2023	Redmile Strategic Master FUnd, LP
By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: June 21, 2023	redmile Capital Fund, l.p.
by: redmile group, llc, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: June 21, 2023	ReDCO II master fund, L.P.
By: REDCO II (GP), LLC, its GENERAL PARTNER

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member